UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

              X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                        (Commission File Number 1-11965)


                 ICG COMMUNICATIONS, INC. EMPLOYEE SAVINGS PLAN
                            (Full title of the plan)


                            ICG COMMUNICATIONS, INC.
          (Name of issuer of the securities held pursuant to the plan)

                            161 Inverness Drive West
                            Englewood, Colorado 80112
                     (Address of principal executive office)

                              REQUIRED INFORMATION

Audited financial statements and schedules for the ICG Communications, Inc. Employee Savings Plan (the "Plan") as prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition as of the latest two fiscal years of the plan and an audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan.

FINANCIAL STATEMENTS

(A) Financial Statements. The financial statements and schedules referred to above are filed as part of this annual report and appear immediately after the signature page hereof.

(B)      Exhibit.

         (10) Amendment to the ICG Communications, Inc. Employee Savings Plan, dated June 30, 1999.

         (23) Consent of KPMG LLP.

                                   EXHIBIT 10

  Amendment to the ICG Communications, Inc. Employee Savings Plan, dated
                               June 30, 1999.

                                    AMENDMENT
                                     TO THE
                            ICG COMMUNICATIONS, INC.
                              EMPLOYEE SAVINGS PLAN

     THIS AMENDMENT is approved and adopted by ICG Communications, Inc. on this 30th day of June, 1999.

                                    RECITALS

     A. ICG Communications, Inc. (the "Company") maintains the ICG Communications, Inc. Employee Savings Plan (the "Plan"), which is a prototype plan evidenced by an Adoption Agreement under The Charles Schwab Prototype 401(k) Profit Sharing Plan and Trust.

     B. Section 11.2 of the base plan document for the Plan provides in part as follows:

               "The Employer may amend the Employer's choice of options in the Adoption Agreement..."

    C.   The Company now desires to amend the Adoption Agreement for the Plan.

                                    AMENDMENT

     NOW THEREFORE, the Company hereby amends the Adoption Agreement for the Plan as follows:

     1. The Vesting Schedule reflected in Item C(5)I.a. of the Adoption Agreement hereby is amended by the following, which shall appear as an Addendum to the Adoption Agreement:

                         ADDENDUM TO ADOPTION AGREEMENT
                           VESTING SCHEDULE PROVISIONS

     Item  C(5)I.a.   of  the  Adoption  Agreement  (and,  by  reference,   Item
C(5)II.a.1. of the Adoption Agreement) is modified as follows:

     (i) Vesting for Netcom Employees: Solely for Employees who were employed by Netcom On-Line Communications Services, Inc. ("Netcom") in 1997 and who commenced participation in this Plan as a direct result of the transactions contemplated by the Agreement and Plan of Merger Dated October 12, 1997, Among ICG Communications, Inc. and Netcom On-Line Communications Services, Inc. (the "Netcom Employees"), the following vesting schedule will apply for Netcom Employee accounts transferred from the Netcom On-Line Communication Services, Inc. (401(k) Profit Sharing Plan to this Plan):

                  Years of Service                   Vested Percentage
                  ----------------                   -----------------
                  Less than 1                                0%
                  1                                          25%
                  2                                          50%
                  3                                          75%
                  4 or more                                  100%

     All Years of Service with Netcom will be counted in determining the vested percentage of any Netcom Employee under this Plan.

     (ii) Vesting for CBG Employees: Solely for Employees who were employed by Communications Buying Group, Inc. ("CBG") in 1997 and who commenced participation in this Plan as a direct result of the transactions contemplated by the Stock Purchase Agreement Among ICG Telecom Group, Inc. and The Shareholders of Communications Buying Group, Inc. Dated as of September 5, 1997, (the "CBG Employees"), the following vesting schedule will apply for CBG Employee accounts transferred from the CBG, Inc. 401(k) Plan to this Plan:

                  Years of Service                   Vested Percentage
                  ----------------                   -----------------
                  Less than 1                               0%
                  1                                         0%
                  2                                         20%
                  3                                         40%
                  4                                         60%
                  5                                         80%
                  6 or more                                 100%

     All Years of Service with CBG will be counted in determining the vested percentage of any CBG Employee under this Plan.

     2. This amendment will be effective July 1, 1998.

     3. Any inconsistent provision of the Plan shall be read consistent with this amendment.

     4. Except as amended above, the Company hereby affirms and readopts each and every other provision of the Plan.

     IN WITNESS WHEREOF, the Company has executed this amendment as of the date first mentioned above.

                                       ICG COMMUNICATIONS, INC.


                                       By:     /s/ H. Don Teague

                                       Title:  Executive Vice President, General
                                               Counsel and Secretary

                                   EXHIBIT 23

                              Consent of KPMG LLP.

                         Consent of Independent Auditors





The Plan Administrators
ICG Communications, Inc. Employee Savings Plan:

We consent to incorporation by reference in the post-effective amendment No. 1 to the registration statement No. 333-25957 on Form S-8 of ICG Communications, Inc. of our report relating to the statements of net assets available for plan benefits of the ICG Communications, Inc. Employee Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended, and related supplemental schedules, which report appears in the December 31, 1998 annual report on Form 11-K of the ICG Communications, Inc. Employee Savings Plan.



                                                        KPMG LLP



Denver, Colorado
June 29, 1999

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        ICG Communications, Inc.
                                        Employee Savings Plan



Date:  June 30, 1999                    By:  /s/ Carla Wolin
                                        ----------------------------------------
                                        Carla Wolin
                                        Plan Trustee

                            ICG Communications, Inc.
                              Employee Savings Plan

                       Financial Statements and Schedules

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                                Table of Contents




Independent Auditors' Report ..............................................   1

Statements of Net Assets Available for Plan Benefits -
      December 31, 1998 and 1997 ..........................................   2

Statements of Changes in Net Assets Available for Plan Benefits -
      Years Ended December 31, 1998 and 1997...............................   3

Notes to Financial Statements .............................................   4





Supplemental Schedules

      1       Line 27a - Schedule of Assets Held for Investment Purposes -
                  December 31, 1998 ........................................ 12

      2       Line 27d - Schedule of Reportable Transactions -
                  Year Ended December 31, 1998 ............................. 13

                          Independent Auditors' Report


The Plan Administrators
ICG Communications, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ICG Communications, Inc. Employee Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  KPMG LLP


Denver, Colorado
June 18, 1999

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 1998 and 1997
--------------------------------------------------------------------------------


Assets                                                              1998                  1997
------                                                       -------------------- --------------------
Cash                                                         $           4,072                    -
Investment securities, at fair value (note 5):
    Money market funds                                               2,851,197            1,306,255
    Mutual funds                                                    19,310,797            8,486,590
    ICG Common Stock                                                10,897,263            9,402,449
                                                             -------------------- --------------------
                                                                    33,059,257           19,195,294

Participant loans                                                      570,221              245,608
                                                             -------------------- --------------------

       Total investments                                            33,633,550           19,440,902
                                                             -------------------- --------------------
Receivables:
    Employer contributions (notes 7 and 8)                           1,464,800              558,313
    Participant contributions                                          148,934              228,705
    Other                                                                5,857                  450
                                                             -------------------- --------------------
                                                                     1,619,591              787,468
                                                             -------------------- --------------------

    Net assets available for plan benefits                   $      35,253,141           20,228,370
                                                             ==================== ====================


                See accompanying notes to financial statements.

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                                       1998                    1997
                                                              ----------------------   --------------------
Additions to net assets attributed to:
    Participant contributions                                 $       8,108,925                5,626,454
    Employer contributions in ICG Common Stock                        5,088,295                2,922,434
    Transfers from affiliated plans (note 3)                          6,428,561                        -
                                                              ----------------------   --------------------
                                                                     19,625,781                8,548,888
                                                              ----------------------   --------------------
    Investment income:
       Net (depreciation) appreciation of investments,
          including realized gains and losses                          (294,133)               3,908,252
       Interest and dividends                                           526,071                  634,471
                                                              ----------------------   --------------------
              Net investment income                                     231,938                4,542,723
                                                              ----------------------   --------------------

              Total additions                                        19,857,719               13,091,611

Distributions to participants                                        (4,832,948)              (2,548,571)
                                                              ----------------------   --------------------

    Net increase in net assets available for plan benefits           15,024,771               10,543,040

Net assets available for plan benefits:
    Beginning of year                                                20,228,370                9,685,330
                                                              ----------------------   --------------------
    End of year                                               $      35,253,141               20,228,370
                                                              ======================   ====================


                See accompanying notes to financial statements.

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

(1)    Summary of Significant Accounting Policies

       (a)     General

               The ICG Communications, Inc. Employee Savings Plan (the "Plan") was formed on November 1, 1996 and is intended to be a qualified plan under the Internal Revenue Code. The Plan was established for the benefit of employees of ICG Communications, Inc. and subsidiaries (collectively, "ICG," the "Employer" or the "Company"). The predecessor plan, IntelCom Group (U.S.A.), Inc. 401(k) Employee Protection and Savings Plan, was formed on October 1, 1990 and was merged into the Plan effective November 1, 1996. Contributions to the Plan by the Employer, hereafter referred to as "ICG Common Stock," were made in IntelCom Group Inc. common stock, traded on the American Stock Exchange ("AMEX") and the Vancouver Stock Exchange, through August 2, 1996 and in ICG Communications, Inc. common stock, traded on the AMEX, from August 5, 1996 through March 24, 1997. On March 25, 1997, ICG Common Stock ceased trading on the AMEX and began trading on the Nasdaq National Market System.

       (b)     Basis of Accounting

               The accompanying financial statements have been prepared using the accrual basis of accounting.

       (c)     Investments

               Mutual funds and ICG Common Stock are recorded at quoted market value. Money market funds are recorded at cost plus accumulated interest, which approximates fair value. Changes in market value after the plan year end are not reflected in the accompanying financial statements.

               Investment transactions are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

       (d)     Participant Loans

               Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest equal to the U.S. Bank

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

(1)     Summary of Significant Accounting Policies (continued)

               prime rate upon the inception of the loan plus 1%. Loans are repaid through payroll deductions.

        (e)    Use of Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to plan assets during the reporting period. Actual results could differ from those estimates.

(2)     Plan Description

        The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

        (a)    Eligibility and Contributions

               Employees become eligible to participate in the Plan on January 1, April 1, July 1 or October 1 following 30 days of employment with the Company and the attainment of age 21. Participants are eligible for normal retirement upon attainment of age 65 or, if later, after four years of participation in the Plan. Participants are always 100% vested upon attainment of normal retirement. Employees covered by collective bargaining agreements, employees who are nonresident aliens and temporary employees are not eligible for participation in the Plan. Participants may contribute between 1% and 15% of eligible compensation up to the maximum amount allowable under the Internal Revenue Code ($10,000 and $9,500 in 1998 and 1997, respectively). At the election of the participant, employee accounts are invested in a variety of investment options managed by the Plan's trustee. The Company makes matching contributions in ICG Common Stock on the amounts employees contribute up to 6% of their salary.

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

(2)    Plan Description (continued)

       (b)     Vesting

               Employees are 100% vested in their contributions at all times.

               In 1998, the plans of NETCOM On-Line Communication Services, Inc. ("NETCOM") and Communications Buying Group, Inc. ("CBG") were merged with and into the Company's plan (see note 3). The participants of the former NETCOM and CBG plans retained the vesting schedules under the terms of those plans and, accordingly, employer contributions and earnings thereon of participants in the former NETCOM and CBG plans are vested in accordance with the following schedules:

                 Years of service                     Vesting percentage
                ------------------        -------------------------------------
                                             NETCOM                     CBG
                        1                     25%                        -
                        2                     50%                       20%
                        3                     75%                       40%
                        4                     100%                      60%
                        5                     100%                      80%
                        6                     100%                      100%

               For all other participants, employer contributions and earnings thereon are vested in accordance with the following schedule:

                Years of service                       Vesting percentage
               ------------------                     --------------------
                   Less than 2                                 -
                        2                                     50%
                        3                                     75%
                        4                                    100%

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

(2)    Plan Description (continued)

       (c)     Distributions and Forfeitures

               Participants (or their beneficiaries) can withdraw all or a portion of their vested account balances upon death, disability, termination of employment, attainment of age 59-1/2, or termination of the Plan. Distributions are recorded when paid and are made on a lump sum basis. Forfeitures due to the participants' withdrawal prior to full vesting of employer contributions are used to reduce the Company's contributions.

       (d)     Administrative Expenses

               Administrative expenses of the Plan are paid by the Company.

       (e)     Plan Trustee and Administrator

               Charles   Schwab  &  Co.,   Inc.   is  the  Plan's   trustee  and
               administrator.

 (3)   Affiliated Plans

       During 1995, Datacom Integration Services Corporation ("DISC"), an affiliate of the Company, merged its 401(k) Employee Protection and Savings Plan into the Company's plan. Subsequent to the merger, contributions by DISC participants were allocated to the various investment options within the IntelCom Group (U.S.A.), Inc. plan. Participant account balances at the date of the merger remained invested in the investment options offered under the DISC plan and were transferred to investment options offered under the Company's plan in 1997.

       On January 21, 1998, the Company completed a merger with NETCOM. Effective July 1, 1998, the existing NETCOM plan was merged with and into the Company's plan. Balances of the NETCOM plan participants prior to the plan merger and contributions made by the NETCOM plan participants subsequent to the plan merger were allocated among the investment options available within the Plan.

       On March 24, 1998, the Company purchased the remaining interest in CBG and merged its plan with and into the Company's plan. Balances of the CBG plan participants prior to the plan merger and contributions made by the CBG plan participants subsequent to the plan merger were allocated among the investment options available within the Plan.

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

(4)    Income Taxes

        The Internal Revenue Service issued a favorable determination letter dated April 14, 1999 qualifying the Plan under the provisions of Section 401(k) of the Internal Revenue Code and exempting the trust from federal income taxes. The Plan sponsor believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

(5)    Investments

       Investments representing 5% or more of net assets available for plan benefits at December 31, 1998 and 1997 are as follows:

                                                                  Fair value at
                                                                  December 31,
                                                       -------------------------------
                                                           1998              1997
                                                       --------------    -------------

       Schwab Institutional Advantage Money Fund        $  2,845,385               -
       Janus Fund                                          3,952,589       1,407,797
       Janus Worldwide Fund                                4,144,165       2,126,988
       PBHG Growth Fund                                    2,912,355       1,962,816
       Schwab 1000 Index Fund                              4,222,199       1,236,012
       ICG Common Stock                                   10,897,263       9,402,449


ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

(6) Changes in Net Assets Available for Plan Benefits by Investment Alternative for the Years Ended December 31, 1998 and 1997


                                                               Schwab
                                                            Institutional    Schwab      Schwab U.S.                    Invesco
                                                             Advantage       Money        Treasury       Founders     Industrial
                                                  Cash       Money Fund   Market Fund    Money Fund    Special Fund   Income Fund
                                              ------------- ------------- ------------- -------------- ------------- --------------

Net assets available for plan benefits at
  December 31, 1996                           $        -      1,467,493             -        32,420        178,519       216,641


Additions to net assets attributed to:
    Participant contributions                          -        160,500             -       741,764        163,285       230,792
    Employer contributions                             -              -             -     2,722,175              -             -
    Loan repayments                                    -          1,774             -         3,878          1,037           542
    Investment income (loss):
      Net (depreciation) appreciation of
        investments, including realized
        gains and losses                               -              -             -             -         (5,848)       20,599
      Interest and dividends                           -         64,179         8,049         3,049         44,618        54,044

Distributions to participants                          -       (638,368)            -       105,941        (33,061)      (55,974)

Net transfers between funds                            -       (159,847)      402,125    (3,608,877)          (200)       (6,832)
                                              ------------- ------------- ------------- -------------- ------------- --------------
    Net increase (decrease) in net assets
      available for plan benefits                      -       (571,762)      410,174       (32,070)       169,831       243,171
                                              ------------- ------------- ------------- -------------- ------------- --------------

Net assets available for plan benefits at     $        -        895,731       410,174           350        348,350       459,812
December 31, 1997                             ------------- ------------- ------------- -------------- ------------- --------------

Additions to net assets attributed to:
    Participant contributions                          -        231,328             -     1,098,919        357,009       386,543
    Employer contributions                             -              -             -     3,962,606              -             -
    Transfers from affiliated plans                    -      2,312,223      (452,479)      188,327        343,814       303,156
    Loan repayments                                    -          9,883             -        25,155         12,467        13,315
    Investment income (loss):
      Net (depreciation) appreciation of
        investments, including realized
        gains and losses                               -              -             -             -         39,947          (704)

      Interest and dividends                           -         89,098        42,305         4,339         18,670       114,725

Distributions to participants                          -       (697,348)            -           620       (120,049)     (134,925)

Net transfers between funds                        4,072          4,470             -    (5,274,504)       (62,653)      (75,730)
                                              ------------- ------------- ------------- -------------- ------------- --------------

    Net increase (decrease) in net assets
      available for plan benefits                  4,072      1,949,654      (410,174)        5,462        589,205       606,380
                                              ------------- ------------- ------------- -------------- ------------- --------------

Net assets available for plan benefits at     $    4,072      2,845,385             -         5,812        937,555     1,066,192
 December 31, 1998                            ============= ============= ============= ============== ============= ==============
                                                                                                                        (Continued)

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

(6) Changes in Net Assets Available for Plan Benefits by Investment Alternative for the Years Ended December 31, 1998 and 1997 (continued)

                                                                                                          Schwab
                                                                                                          Strong
                                                               Janus                        Schwab      Government      Vanguard
                                                Janus        Worldwide        PBHG        1000 Index    Securities    International
                                                 Fund          Fund        Growth Fund       Fund          Fund        Growth Fund
                                             ------------- ------------- --------------- ------------- -------------- -------------

Net assets available for plan benefits at
  December 31, 1996                          $   683,008       959,665     1,306,098         408,850      240,869        225,734

Additions to net assets attributed to:
    Participant contributions                    670,082     1,086,522     1,119,906        683,531       257,410        283,957
    Employer contributions                             -             -             -              -             -              -
    Loan repayments                                3,286        11,681        13,492          6,686           386            867
    Investment income (loss):
      Net (depreciation) appreciation of
        investments, including realized
        gains and losses                         (23,449)      106,777       (24,338)       192,068        10,063        (16,959)
      Interest and dividends                     231,638       146,249         2,380         13,101        21,711         19,450

Distributions to participants                   (159,810)     (342,534)     (361,599)      (222,012)      (75,909)       (74,119)

Net transfers between funds                        3,042       158,628       (93,123)       153,788        32,204         19,151
                                             ------------- ------------- --------------- ------------- -------------- -------------

    Net increase (decrease) in net assets
      available for plan benefits                724,789     1,167,323       656,718        827,162       245,865        232,347
                                             ------------- ------------- --------------- ------------- -------------- -------------

Net assets available for plan benefits at    $ 1,407,797     2,126,988     1,962,816      1,236,012       486,734        458,081
  December 31, 1997                          ------------- ------------- --------------- ------------- -------------- -------------

Additions to net assets attributed to:
    Participant contributions                  1,115,895     1,377,881     1,245,783      1,490,208       468,111        381,829
    Employer contributions                             -             -             -              -             -              -
    Transfers from affiliated plans              680,299       682,836       517,680      1,129,828       390,908        146,686
    Loan repayments                               35,756        46,458        23,527         40,997         3,535          3,416
    Investment income (loss):
      Net (depreciation) appreciation of
        investments, including realized
        gains and losses                         815,034       670,326       132,690        678,266        (8,255)        90,902

      Interest and dividends                     103,779        22,719         6,168         35,059        64,852         18,949

Distributions to participants                   (398,783)     (685,862)     (546,912)      (607,891)     (303,101)      (163,022)

Net transfers between funds                      192,812       (97,181)     (429,397)       219,720        56,395        (20,278)
                                             ------------- -------------- -------------- ------------- -------------- -------------

    Net increase (decrease) in net assets
      available for plan benefits              2,544,792     2,017,177       949,539      2,986,187       672,445        458,482
                                             ------------- -------------- -------------- ------------- -------------- -------------

Net assets available for plan benefits at    $ 3,952,589     4,144,165     2,912,355      4,222,199     1,159,179        916,563
 December 31, 1998                           ============= ============== ============== ============= ============== =============
                                                                                                                        (Continued)


                                 9 (continued)

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

(6) Changes in Net Assets Available for Plan Benefits by Investment Alternative for the Years Ended December 31, 1998 and 1997 (continued)



                                                                                           Global                      Retirement
                                                Bankers       Basic                      Allocation                   Preservation
                                              Trust Fund   Volume Fund   Capital Fund       Fund       Phoenix Fund    Trust Fund
                                            ------------- ------------- -------------- -------------- -------------- --------------

Net assets available for plan benefits at
  December 31, 1996                         $    52,472         43,790        3,982        34,325        128,804         2,690

Additions to net assets attributed to:
    Participant contributions                         -             -             -             -              -             -
    Employer contributions                            -             -             -             -              -             -
    Loan repayments                                   -             -             -             -              -             -
    Investment income (loss):
      Net (depreciation) appreciation of
        investments, including realized
        gains and losses                              -         9,450           556         3,586          5,923             -
      Interest and dividends                     25,553             -             -             -              -             -

Distributions to participants                    (2,104)            -             -             -              -             -

Net transfers between funds                     (75,921)      (53,240)       (4,538)      (37,911)      (134,727)       (2,690)
                                            ------------- ------------- -------------- -------------- --------------- -------------

    Net increase (decrease) in net assets
     available for plan benefits                (52,472)      (43,790)       (3,982)      (34,325)      (128,804)       (2,690)
                                            ------------- ------------- -------------- -------------- --------------- -------------

Net assets available for plan benefits at
  December 31, 1997                         $         -             -             -              -           -
                                            ------------- ------------- -------------- -------------- --------------- -------------

Additions to net assets attributed to:                -
    Participant contributions                         -             -             -             -              -             -
    Employer contributions                            -             -             -             -              -             -
    Transfers from affiliated plans                   -             -             -             -              -             -
    Loan repayments                                                 -             -             -              -             -
    Investment income (loss):
      Net (depreciation) appreciation of
        investments, including realized               -
        gains and losses                                            -             -             -              -             -
      Interest and dividends                          -             -             -             -              -             -

Distributions to participants                         -             -             -             -              -             -

Net transfers between funds                           -             -             -             -              -             -
                                            ------------- ------------- -------------- -------------- -------------- --------------

     Net increase (decrease) in net assets
       available for plan benefits                    -             -             -             -              -             -
                                            ------------- ------------- -------------- -------------- -------------- --------------

Net assets available for plan benefits at
  December 31, 1998                         $         -             -             -              -             -
                                            ============= ============= =============== ============= ============== ==============
                                                                                                                        (Continued)

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

(6) Changes in Net Assets Available for Plan Benefits by Investment Alternative for the Years Ended December 31, 1998 and 1997 (continued)


                                                                                                        Unallocated
                                                  MFS                                     Unallocated     refunds
                                                Annuity      ICG Common     Participant  contributions   payable to
                                                 Funds          Stock          loans      receivable    participants      Total
                                             ------------- ------------- --------------- ------------- --------------- -----------

Net assets available for plan benefits at
  December 31, 1996                          $    78,252     3,179,998        12,572        505,707      (76,559)      9,685,330

Additions to net assets attributed to:
    Participant contributions                          -             -             -        228,705            -       5,626,454
    Employer contributions                             -      (358,054)            -        558,313            -       2,922,434
    Loan repayments                                    -             -       (43,629)             -            -               -
    Investment income (loss):
      Net (depreciation) appreciation of
       investments, including realized
       gains and losses                           14,846     3,614,978             -              -            -       3,908,252
      Interest and dividends                           -             -             -            450            -         634,471

Distributions to participants                          -    (1,042,246)      276,665              -       76,559      (2,548,571)

Net transfers between funds                      (93,098)    4,007,773             -       (505,707)           -               -
                                             ------------- -------------- -------------- ------------ -------------- -------------

    Net increase (decrease) in net assets
      available for plan benefits                (78,252)    6,222,451       233,036        281,761       76,559      10,543,040
                                             ------------- -------------- -------------- ------------ -------------- -------------

Net assets available for plan benefits at
  December 31, 1997                          $         -     9,402,449       245,608        787,468            -      20,228,370
                                             ------------- -------------- -------------- ------------ -------------- -------------

Additions to net assets attributed to:
    Participant contributions                          -        35,191             -        (79,772)           -       8,108,925
    Employer contributions                             -       219,202             -        906,487            -       5,088,295
    Transfers from affiliated plans                    -             -       185,283              -            -       6,428,561
    Loan repayments                                    -           (20)     (214,489)             -            -               -
    Investment income (loss):
      Net (depreciation) appreciation of
        investments, including realized
        gain and losses                                -    (2,712,339)            -              -            -        (294,133)
      Interest and dividends                           -             -             -          5,408            -         526,071

Distributions to participants                          -    (1,529,494)      353,819              -            -      (4,832,948)

Net transfers between funds                            -     5,482,274             -              -            -               -
                                             ------------- ------------- --------------- ------------ -------------- -------------
     Net increase (decrease) in net assets
       available for plan benefits                     -     1,494,814       324,613        832,123            -      15,024,771
                                             ------------- ------------- --------------- ----------- --------------  -------------
Net assets available for plan benefits at
  December 31, 1998                          $         -    10,897,263       570,221      1,619,591            -      35,253,141
                                             ============= ============= =============== =========== ==============  =============

                                 10 (continued)

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

(7)    Refunds Payable to Participants and Employer

       In order for the Plan to be qualified and the trust to be exempt from taxes under the Internal Revenue Code,the Plan must be in compliance with various non-discrimination tests. The Plan was in compliance with these tests for 1998 and 1997 and, accordingly, no refunds to participants were required to be paid as of the plan year end in 1998 or 1997.

(8)    Forfeitures

       In 1998 and 1997, participants withdrawing from the Plan forfeited balances of $521,855 and $60,383, respectively. These forfeitures have been recorded in the financial statements as a reduction of the employer contribution receivable for 1998 and 1997.

(9)    Year 2000 Compliance

       Many computer systems, software applications and other elements currently in use worldwide are programmed to accept only two digits in the portion of the date field which designates the year. The "Year 2000 problem" arises because these systems and products cannot properly distinguish between a year that begins with "20" and the familiar "19." If these systems and products are not modified or replaced, many will fail, create erroneous results and/or may cause interfacing systems to fail.

       The Plan is reliant on computer systems that are susceptible to systems failures or processing errors resulting from those systems' inability to properly recognize the Year 2000 date. Systems failures or processing errors could cause a condition or event that would have a significant adverse effect on the Plan either currently or within a reasonable period of time. Failure of systems that are critical to Plan operations could result in increased administrative expenses or financial penalties for failure to be able to comply with the Department of Labor and/or the Internal Revenue Service regulations for financial reporting.

ICG COMMUNICATIONS, INC.                               Schedule 1
EMPLOYEE SAVINGS PLAN                                  ----------

Line 27a - Schedule of Assets Held for Investment Purposes
December 31, 1998
--------------------------------------------------------------------------------

                                                     Number of shares,
                                                       face value or                               Fair
                                                           units                Cost              value
                                                     -------------------  ------------------ ------------------

Cash                                                                 -    $         4,072              4,072

Money market funds:
    Schwab Institutional Advantage Money Fund                2,845,385          2,845,385          2,845,385
    Schwab U.S. Treasury Money Fund                              5,812              5,812              5,812
                                                                          ------------------ ------------------
                                                                                2,851,197          2,851,197
                                                                          ------------------ ------------------
Mutual funds:
    Founders Special Fund                                      126,015            905,159            937,555
    Invesco Industrial Income Fund                              70,796          1,071,118          1,066,192
    Janus Fund                                                 117,462          3,269,374          3,952,589
    Janus Worldwide Fund                                        87,503          3,540,831          4,144,165
    PBHG Growth Fund                                           114,031          2,758,473          2,912,355
    Schwab 1000 Index Fund                                     125,998          3,485,547          4,222,199
    Schwab Strong Government Securities Fund                   107,730          1,164,779          1,159,179
    Vanguard International Growth Fund                          48,831            860,243            916,563
                                                                          ------------------ ------------------
                                                                               17,055,524         19,310,797
                                                                          ------------------ ------------------

ICG Common Stock                                               506,849         10,858,948         10,897,263

Participant loans                                              570,221            570,221            570,221
                                                                          ------------------ ------------------

    Total investments                                                     $    31,339,962         33,633,550
                                                                          ================== ==================


                 See accompanying independent auditors' report.

ICG COMMUNICATIONS, INC.                           Schedule 2
EMPLOYEE SAVINGS PLAN                              ----------

Line 27d - Schedule of Reportable Transactions
Year Ended December 31, 1998
--------------------------------------------------------------------------------

                                                    Purchases                               Sales
                                                ------------------ -----------------------------------------------------
                                                      Cost/                                Fair          Net realized
                 Investment                        market value          Cost              value           (loss)/gain
                                                ------------------ ----------------  ----------------- -----------------

Schwab Money Market Fund                            $ 6,354,493         6,756,618          6,756,618               -
Schwab Institutional Advantage Money Fund             2,958,124           922,804            922,804               -
Schwab U.S. Treasury Money Fund                       5,916,399         5,903,557          5,903,557               -
Founders Special Fund                                   779,776           233,158            231,660          (1,498)
Invesco Industrial Income Fund                          850,661           239,154            245,375           6,221
Janus Fund                                            2,268,956           490,741            541,400          50,659
Janus Worldwide Fund                                  2,304,540           868,889            960,269          91,380
PBHG Growth Fund                                      1,842,025         1,057,085          1,028,667         (28,418)
Schwab 1000 Index Fund                                3,112,978           749,386            811,292          61,906
Schwab Strong Government Securities Fund              1,112,318           427,944            431,311           3,367
ICG Common Stock                                      7,081,650         3,412,012          3,493,072          81,060


                 See accompanying independent auditors' report.